As filed pursuant to Rule 424(b)(3)
Registration No. 333-148060

PROSPECTUS
NEXMED, INC.
350,000 SHARES
COMMON STOCK

This prospectus relates to the resale, from time to time, of up to 350,000 shares of Common Stock of NexMed, Inc., a Nevada corporation, all of which are being offered by the selling shareholder named in this prospectus. 350,000 shares consist of shares issuable pursuant to a warrant dated October 26, 2007. See “Selling Shareholder” at page 11.

All net proceeds from the sale of the shares of Common Stock offered by this prospectus will go to the selling shareholder; we will not receive any proceeds from such sales.

Our principal executive offices are at 89 Twin Rivers Drive East Windsor, New Jersey 08520 and our telephone number is (609) 371-8123.

Our Common Stock is listed on the Nasdaq Capital Market under the ticker symbol “NEXM”. On December 24, 2007, the last reported sale price of our Common Stock was $1.39 per share.

THE SHARES OFFERED IN THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 5, IN DETERMINING WHETHER TO PURCHASE SHARES OF OUR COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is January 8, 2008

No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by NexMed, Inc., any selling shareholder or by any other person. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, and we have an internet website address at http://www.nexmed.com. You may read and copy any document we file at the Securities and Exchange Commission's public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-732-0330 for further information on the operation of such public reference room. You also can request copies of such documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission at 100 F Street, N.E, Washington, D.C. 20549 or obtain copies of such documents from the Securities and Exchange Commission's website at http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” information in documents we file with them, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus and information that we file later with the Securities and Exchange Commission automatically will update and supersede such information. We hereby incorporate by reference the documents listed below and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the termination of the offering of the securities covered by this prospectus, as amended:

(1)	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2006;

(2)	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007;

(3)
Our Current Reports on Form 8-K filed with the SEC on January 22, 2007, January 30, 2007, February 23, 2007, March 27, 2007, April 23, 2007, May 10, 2007, June 21, 2007, August 14, 2007, August 23, 2007, October 9, 2007, October 31, 2007, November 5, 2007, and November 14, 2007;

(4)
The description of our articles of incorporation and bylaws, both contained in our Registration Statement on Form 10-SB (File No. 0-22245), dated March 14, 1997, including any amendment or report filed for the purpose of updating such information; and

(5)
The description of our securities contained in our Registration Statement on Form S-3 (File No. 333-46976), dated September 29, 2000, including any amendment or report filed for the purpose of updating such information.

You may request a copy of these filings (including exhibits to such filings that we have specifically incorporated by reference in such filings), at no cost, by writing or telephoning our executive offices at the following address:

NEXMED, INC.
89 TWIN RIVERS DRIVE
EAST WINDSOR, NEW JERSEY 08520
ATTN: MS. VIVIAN LIU
(609) 371-8123

You should rely only on the information provided or incorporated by reference in this prospectus or any related supplement. We have not authorized anyone else to provide you with different information. The selling shareholder has agreed not to make an offer of these shares in any state that prohibits such an offer. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the cover page of such documents.

All references in this prospectus to “NexMed,” the “Company,” “us,” “our,” “registrant,” or “we” include NexMed, Inc., a Nevada corporation, and any subsidiaries or other entities that we own or control. All references in this prospectus to “Common Stock” refer to our Common Stock, par value $.001 per share.

The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this prospectus or incorporated by reference in this prospectus.

INFORMATION ABOUT US

General.

We are a Nevada corporation and have been in existence since 1987. Since 1994, we have positioned ourselves as a pharmaceutical and medical technology company with a focus on developing and commercializing therapeutic products based on proprietary delivery systems. We are currently focusing our efforts on new and patented topical pharmaceutical products based on a penetration enhancement drug delivery technology known as NexACT®, which may enable an active drug to be better absorbed through the skin.

The NexACT® transdermal drug delivery technology is designed to enhance the absorption of an active drug through the skin, overcoming the skin's natural barrier properties and enabling high concentrations of the active drug to rapidly penetrate the desired site of the skin or extremity. Successful application of the NexACT® technology would improve therapeutic outcomes and reduce systemic side effects that often accompany oral and injectable medications. We have applied the NexACT® technology to a variety of compatible drug compounds and delivery systems, and on our own or through development partnerships are in various stages of developing new topical treatments for sexual dysfunction, nail fungus and other dermatological conditions. We intend to continue our efforts developing topical treatments based on the application of NexACT® technology to drugs: (1) previously approved by the FDA, (2) with proven efficacy and safety profiles, (3) with patents expiring or expired and (4) with proven market track records and potential.

On June 18, 2007, Vivian H. Liu was appointed as our Chief Executive Officer. Ms. Liu succeeded Richard J. Berman, who was elected by the Board to serve as its non-executive Chairman. Mr. Berman was our Chief Executive Officer from January 2006 through June 2007 and has served as a Director of NexMed since 2002. At the Annual Meeting of Stockholders on June 18, 2007, Ms. Liu was also elected to serve on the Board of Directors for a three-year term. In addition, we have formed a Scientific Advisory Board headed by Dr. David Tierney who also serves as a Director on the Board of Directors. The focus of the Scientific Advisory Board is to assist us in evaluating our current pipeline consisting of early stage NexACT® based products under development, and also assist us in identifying and evaluating new product development opportunities going forward.

On September 15, 2005, we announced an exclusive global licensing agreement with Novartis International Pharmaceutical Ltd. (“Novartis”), for NM100060, our proprietary nail lacquer treatment for onychomycosis (nail fungal infection). Under the agreement, Novartis acquired the exclusive worldwide rights to NM100060 and has assumed all further development, regulatory, manufacturing and commercialization responsibilities as well as costs. Novartis agreed to pay us up to $51 million in upfront and milestone payments on the achievement of specific development and regulatory milestones, including an initial cash payment of $4 million at signing. We expect to receive an additional $3 million in early 2008 which was triggered by the recent completion of patient recruitment in the ongoing Phase 3 trials. In addition, we are eligible to receive royalties based upon the level of sales achieved.

On July 9, 2007, we announced that Novartis has completed patient enrollment for the Phase 3 clinical trials for NM100060. The Phase 3 program for NM100060 consists of two pivotal, randomized, double-blind, placebo-controlled studies. The parallel group studies are designed to assess the efficacy, safety and tolerability of NM100060 in patients with mild to moderate toenail onychomycosis. Approximately 1,000 patients are enrolled in the two studies, which are taking place in the U.S., Europe, Canada and Iceland. The Phase 3 program is expected to be completed in mid-2008.

In March 2007, Novartis commenced a comparator study in ten European countries. Over 900 patients with mild to moderate onychomycosis are participating in this open-label study, which is designed to assess the safety and tolerability of NM100060 (terbinafine 10% topical formulation) versus amorolfine 5% nail lacquer, a topical treatment for onychomycosis that is approved in Europe. The comparator study is expected to be completed during the second half of 2008 and the data will be included in the European regulatory application.

The most advanced of our products under development is our topical alprostadil-based cream treatment intended for patients with erectile dysfunction (“the ED Product”), which was previously known as Alprox-TD®. The FDA informed us that we could no longer use the name because of possible name confusion with another product currently marketed.

On September 21, 2007, we filed our New Drug Application (“NDA”) for the ED Product with the FDA and on November 20, 2007 we announced that the FDA has accepted our submission. Such acceptance is an indication the FDA has determined that the filing is sufficient to complete a substantial review, which customarily takes a minimum of eight months, should the FDA not require additional studies or information.

In December 2002, we completed our two pivotal Phase 3 studies on the ED Product that tested over 1,700 patients with erectile dysfunction at 85 sites throughout the U.S. We announced in 2006 that we developed a room temperature stable prototype for the ED Product which significantly extends the shelf life of the product and thus makes it more attractive for potential licensing partners. We estimate that $5 million will have to be invested in the scale-up (developing the prototype to production level) of the room temperature prototype. In addition, we estimate an additional $2 million will need to be spent on our East Windsor manufacturing facility in order for the facility to pass inspection by the regulatory authorities and manufacture commercialization batches of the refrigerated ED Product.

On November 1, 2007, we licensed the US rights to our ED Product to Warner Chilcott Company, Inc. (“Warner”). As part of the financial package to be paid for the right to commercialize the product, Warner will undertake the manufacturing investment and any other investment for further product development that may be required for product approval. In addition, Warner will undertake commercialization responsibilities and costs and has paid us an upfront payment of $500,000 and up to $12.5 million in milestone payments on the achievement of specific regulatory milestones. We will also receive royalties based on the level of sales achieved.

Our regulatory strategy for our ED Product included the filing of the NDA in the United States, New Drug Submission (“NDS”) in Canada in 2007 and Marketing Authorization Application (“MAA”) in Europe during 2008. We have taken the position that the safety data of the product, which is based on our clinical database of over 3,000 patients, should be sufficient for filing the NDA/NDS/MAA and, therefore, we do not need to conduct a 12-month open-label study as indicated by ICH (International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use) guidance.

On February 21, 2007, the Canadian regulatory authority, Health Canada, informed us that the lack of a completed 12-month open label safety study would not preclude them from accepting and reviewing our NDS in Canada. On October 22, 2007, we filed the NDS for our ED Product and await confirmation of acceptance for review which typically takes up to 60 days. Once accepted, the review and approval process takes about 12 months, assuming no additional studies are requested. Even though we are encouraged by the initial positive feedback from Health Canada, the risk remains that we may not be successful in convincing them to approve our product for marketing.

On April 20, 2007, the United Kingdom regulatory authority, Medicines and Healthcare Products Regulatory Agency (the “MHRA”) also informed us that the safety data that we have compiled to date was sufficient for the MAA to be filed and accepted for review in the United Kingdom. Even though we are encouraged by the initial positive feedback from the MHRA, additional studies may be requested, and the risk remains that we may not be successful in convincing the MHRA and other European regulatory authorities to approve our product for marketing. Our plan is to file the MAA in Europe under the mutual recognition system so we will submit applications in France, Germany, Italy, Spain, and the United Kingdom which will also be identified as the reference state for our MAA.

In terms of the NDA filing in the US, there has been no discussion with the FDA concerning our regulatory position that the 3,000 patient clinical data base should be accepted in lieu of the ICH guidance for the 12 month open-label study. As such, we will learn whether the FDA agrees with our position when they review our recently filed NDA. We currently estimate the cost to complete a 12 month open-label study to be approximately $8 million. Warner will undertake the investment necessary to complete the 12 month open-label study should it be required by the FDA. There is always the risk that we will not be successful in convincing the FDA to approve the product for marketing.

We continue to be in discussions with potential partners for our ED Product for Europe and other international markets. Assuming a potential partner agrees to make the necessary investment, the consummation of a commercialization arrangement is subject to complex negotiations of contractual relationships, and we may not be able to consummate such relationship on a timely basis, or on terms acceptable to us.

We are also developing Femprox®, which is an alprostadil-based cream product intended for the treatment of female sexual arousal disorder. We have completed one U.S. Phase 2 study for Femprox®, and also a 400-patient study for Femprox® in China, where the cost for conducting clinical studies is significantly lower than in the U.S. We have been in contact with several potential co-development partners. We do not intend to conduct additional studies for this product until we have secured a co-development partner.

We have also continued early stage development work for our product pipeline with the goal of focusing our attention on product opportunities that would replicate the model of our licensed anti-fungal nail treatment.

Research and Development

Our research and development expenses for the years ended December 31, 2006, 2005 and 2004 were $5,425,137, $11,222,099 and $10,684,477, respectively. Since January 1, 1994, when we repositioned ourselves as a medical and pharmaceutical technology company, through December 31, 2006 we have spent $86,466,401 on research and development.

Patents

We have thirteen U.S. patents either acquired or received out of a series of patent applications that we have filed in connection with our NexACT® technology and our NexACT-based products under development. To further strengthen our global patent position on our proprietary products under development, and to expand the patent protection to other markets, we have filed under the Patent Cooperation Treaty corresponding international applications for our issued U.S. patents and pending U.S. patent applications.

The following table identifies our thirteen U.S. patents issued for NexACT® technology and/or our NexACT®-based products under development, and the year of expiration for each patent. In addition, we have over 200 international patents and U.S. and international patent applications pending.

Patent Name	Expiration Date

Biodegradable Absorption Enhancers	2008
Biodegradable Absorption Enhancers	2009
Compositions and Methods for Amelioration of Human Female Sexual Dysfunction	2017
Topical Compositions for PGE1 Delivery	2017
Topical Compositions for Non-Steroidal Anti-Inflammatory Drug Delivery	2017
Prostaglandin Compositions & Methods of Treatment for Male Erectile Dysfunction	2017
Medicament Dispenser	2019
Crystalline Salts of dodecyl 2-(N, N-Dimethylamino) *	2019
Topical Compositions Containing Prostaglandin E1	2019
CIP: Topical Compositions Containing Prostaglandin E1	2019
Prostaglandin Composition and Methods of Treatment of Male Erectile Dysfunction	2020
CIP: Prostaglandin Composition and Methods of Treatment of Male Erectile Dysfunction	2020
Topical Stabilized Prostaglandin E Compound Dosage Forms	2023

* Composition of matter patent on our NexACT® technology which is included in all of our current products under development

RISK FACTORS

FACTORS THAT COULD AFFECT OUR FUTURE RESULTS

RISKS RELATED TO THE COMPANY

We continue to incur operating losses.

Our current business operations began in 1994 and we have a limited operating history. We may encounter delays, uncertainties and complications typically encountered by development stage businesses. We have generated minimal revenues from the limited sales of Befar ® in Asia and research and development agreements and have received an initial $4 million payment from Novartis and a $500,000 payment from Warner, but have not marketed or generated revenues in the U.S. from our products under development. We are not profitable and have incurred an accumulated deficit of $125,730,874 since our inception and through December 31, 2006. Our ability to generate revenues and to achieve profitability and positive cash flow will depend on the successful licensing or commercialization of our products currently under development. However, even if we eventually generate revenues from sales of our products currently under development or from licensing fees, we expect to incur significant operating losses over the next several years. Our ability to become profitable will depend, among other things, on our (1) development of our proposed products, (2) obtaining of regulatory approvals of our proposed products on a timely basis and (3) success in licensing, manufacturing, distributing and marketing our proposed products.

Our independent registered public accounting firm has doubt as to our ability to continue as a going concern.

As a result of our losses to date, expected losses in the future, limited capital resources and accumulated deficit, our independent registered public accounting firm has concluded that there is substantial doubt as to our ability to continue as a going concern, and accordingly, our independent registered public accounting firm has modified their report on our December 31, 2006 consolidated financial statements included in our annual report on Form 10-K in the form of an explanatory paragraph describing the events that have given rise to this uncertainty. These factors may make it more difficult for us to obtain additional funding to meet our obligations. Our continuation is dependent upon our ability to generate or obtain sufficient cash to meet our obligations on a timely basis and ultimately to attain profitable operations. We anticipate that we will continue to incur significant losses at least until successful commercialization of one or more of our products, and we may never operate profitably in the future.

We will need additional partnering agreements and significant funding to continue with our research and development efforts, and they may not be available.

Our research and development expenses for the years ended December 31, 2006, 2005 and 2004 were $5,425,137, $11,222,099 and $10,684,477, respectively. Since January 1, 1994, when we repositioned ourselves as a medical and pharmaceutical technology company, through December 31, 2006 we have spent $86,466,401 on research and development. Given our current level of cash reserves and low rate of revenue generation, we will not be able to fully advance our products under development unless we enter into additional partnering agreements. If we are successful in entering into additional partnering agreements for our products under development, we may receive milestone payments, which will offset some of our research and development expenses.

We will also need significant funding to pursue our overall product development plans. In general, products we plan to develop will require significant time-consuming and costly research and development, clinical testing, regulatory approval and significant investment prior to their commercialization. Even with funding, research and development activities may not be successful; our products may not prove to be safe and effective; clinical development work may not be completed; and the anticipated products may not be commercially viable or successfully marketed.

We currently have no sales force or marketing organization and will need, but may not be able, to attract marketing partners or afford qualified or experienced marketing and sales personnel.

In order to market our proprietary products under development, we will need to attract additional marketing partner(s) that will need to spend significant funds to inform potential customers, including third-party distributors, of the distinctive characteristics and benefits of our products. Our operating results and long term success will depend, among other things, on our ability to establish (1) successful arrangements with additional domestic and international distributors and marketing partners and (2) an effective internal marketing organization. Consummation of partnering arrangements is subject to the negotiation of complex contractual relationships, and we may not be able to negotiate such agreements on a timely basis, if at all, or on terms acceptable to us.

Pre-clinical and clinical trials are inherently unpredictable. If we or our partners do not successfully conduct these trials, we or our partners may be unable to market our products.

Through pre-clinical studies and clinical trials, our products must be demonstrated to be safe and effective for their indicated uses. Results from pre-clinical studies and early clinical trials may not allow for prediction of results in later-stage testing. Future clinical trials may not demonstrate the safety and effectiveness of our products or may not result in regulatory approval to market our products. Commercial sales in the United States of our products cannot begin until final FDA approval is received. The failure of the FDA to approve our products for commercial sales will have a material adverse effect on our prospects.

We depend on Novartis to realize the potential of NM100060, and, if we successfully enter into similar licensing agreements for other products, we will similarly be dependent upon our other partners.

In September 2005, we announced a global licensing agreement with Novartis, pursuant to which Novartis acquired the exclusive worldwide rights to NM100060, our topical anti-fungal nail treatment product, and agreed to pay us up to $51 million on the achievement of specific development and regulatory milestones and assume all costs and responsibilities related to NM100060. In addition, Novartis agreed to pay us royalties based upon the level of sales achieved. To date, we have received $4 million from Novartis. In order to realize the full potential of NM100060, we will depend upon Novartis for the development, manufacturing and commercialization of NM100060 and for obtaining regulatory approval of NM100060. In addition, many of the milestones upon which the Company would receive payment are based upon the satisfaction of criteria set by Novartis and the determination by Novartis to seek regulatory approval for the drug. Novartis may terminate the licensing agreement, in its entirety or on a country-by-country basis, by providing the Company up to 180 days notice. However, in such case Novartis would be obligated to complete the first Phase III clinical trial for the product and the rights to NM100060 would revert back to NexMed. Since we intend to pursue similar licensing arrangements for other products, we will similarly be dependent on our partners to realize the full potential of such products.

We depend on Warner Chilcott to realize the potential of our ED Product in the United States.

In November 2007, we announced a U.S. licensing agreement with Warner pursuant to which Warner acquired the exclusive U.S. rights to our ED Product, and agreed to pay us up to $12.5 million on the achievement of specific regulatory milestones and assume all costs and responsibilities related to the development, manufacturing and commercialization of our ED Product. In addition, Warner agreed to pay us royalties based upon the level of sales achieved. In order to realize the full potential of our ED Product in the U.S., we will depend upon Warner for the development, manufacturing and commercialization of our ED Product. In addition, the next regulatory milestone upon which the Company would receive payment is based upon the satisfaction of criteria set by Warner and the determination by Warner to seek regulatory approval for the drug. Should Warner determine that it does not wish to seek regulatory approval of our ED Product then the licensing agreement would terminate and all rights would revert back to the Company.

Patents and intellectual property rights are important to us but could be challenged.

Proprietary protection for our pharmaceutical products is of material importance to our business in the U.S. and most other countries. We have sought and will continue to seek proprietary protection for our products to attempt to prevent others from commercializing equivalent products in substantially less time and at substantially lower expense. Our success may depend on our ability to (1) obtain effective patent protection within the U.S. and internationally for our proprietary technologies and products, (2) defend patents we own, (3) preserve our trade secrets, and (4) operate without infringing upon the proprietary rights of others. In addition, we have agreed to indemnify our partners for certain liabilities with respect to the defense, protection and/or validity of our patents and would also be required to incur costs or forego revenue if it is necessary for our partners to acquire third party patent licenses in order for them to exercise the licenses acquired from us.

We have thirteen U.S. patents either acquired or received out of a series of patent applications that we have filed in connection with our NexACT ® technology and our NexACT-based products under development. To further strengthen our global patent position on our proprietary products under development, and to expand the patent protection to other markets, we have filed under the Patent Cooperation Treaty, corresponding international applications for our issued U.S. patents and pending U.S. patent applications.

While we have obtained patents and have several patent applications pending, the extent of effective patent protection in the U.S. and other countries is highly uncertain and involves complex legal and factual questions. No consistent policy addresses the breadth of claims allowed in or the degree of protection afforded under patents of medical and pharmaceutical companies. Patents we currently own or may obtain might not be sufficiently broad to protect us against competitors with similar technology. Any of our patents could be invalidated or circumvented.

While we believe that our patents would prevail in any potential litigation, the holders of competing patents could determine to commence a lawsuit against us and even prevail in any such lawsuit. Litigation could result in substantial cost to and diversion of effort by us, which may harm our business. In addition, our efforts to protect or defend our proprietary rights may not be successful or, even if successful, may result in substantial cost to us.

We and our licensees depend upon third party manufacturers for chemical manufacturing supplies.

We and our licensees are dependent on third party chemical manufacturers for the active drugs in our NexACT ® -based products under development, and for the supply of our NexACT ® enhancers that are essential in the formulation and production of our topical products on a timely basis and at satisfactory quality levels. If our validated third party chemical manufacturers fail to produce quality products on time and in sufficient quantities, our results would suffer, as we or our licensees would encounter costs and delays in revalidating new third party suppliers.

We face severe competition.

We are engaged in a highly competitive industry. We and our licensees can expect competition from numerous companies, including large international enterprises, and others entering the industry with regard to our products. Most of these companies have greater research and development, manufacturing, marketing, financial, technological, personnel and managerial resources. Acquisitions of competing companies by large pharmaceutical or healthcare companies could further enhance such competitors' financial, marketing and other resources. Competitors may complete clinical trials, obtain regulatory approvals and commence commercial sales of their products before we could enjoy a significant competitive advantage. Products developed by our competitors may be more effective than our products.

We may be subject to potential product liability and other claims, creating risks and expense.

We are also exposed to potential product liability risks inherent in the development, testing, manufacturing, marketing and sale of human therapeutic products. Product liability insurance for the pharmaceutical industry is extremely expensive, difficult to obtain and may not be available on acceptable terms, if at all. We currently have liability insurance to cover claims related to our products that may arise from clinical trials, with coverage of $1 million for any one claim and coverage of $3 million in total, but we do not maintain product liability insurance and we may need to acquire such insurance coverage prior to the commercial introduction of our products. If we obtain such coverage, we have no guarantee that the coverage limits of such insurance policies will be adequate. A successful claim against us if we are uninsured, or which is in excess of our insurance coverage, if any, could have a material adverse effect upon us and on our financial condition.

INDUSTRY RISKS

We are vulnerable to volatile market conditions.

The market prices for securities of biopharmaceutical and biotechnology companies, including ours, have been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. In addition, future announcements, such as the results of testing and clinical trials, the status of our relationships with third-party collaborators, technological innovations or new therapeutic products, governmental regulation, developments in patent or other proprietary rights, litigation or public concern as to the safety of products developed by us or others and general market conditions, concerning us, our competitors or other biopharmaceutical companies, may have a significant effect on the market price of our Common Stock.

We and our licensees are subject to numerous and complex government regulations which could result in delay and expense.

Governmental authorities in the U.S. and other countries heavily regulate the testing, manufacture, labeling, distribution, advertising and marketing of our proposed products. None of our proprietary products under development has been approved for marketing in the U.S. Before any products we develop are marketed, FDA and comparable foreign agency approval must be obtained through an extensive clinical study and approval process.

The studies involved in the approval process are conducted in three phases. In Phase 1 studies, researchers assess safety or the most common acute adverse effects of a drug and examine the size of doses that patients can take safely without a high incidence of side effects. Generally, 20 to 100 healthy volunteers or patients are studied in the Phase 1 study for a period of several months. In Phase 2 studies, researchers determine the drug's efficacy with short-term safety by administering the drug to subjects who have the condition the drug is intended to treat, assess whether the drug favorably affects the condition, and begin to identify the correct dosage level. Up to several hundred subjects may be studied in the Phase 2 study for approximately 6 to 12 months, depending on the type of product tested. In Phase 3 studies, researchers further assess efficacy and safety of the drug. Several hundred to thousands of patients may be studied during the Phase 3 studies for a period of from 12 months to several years. Upon completion of Phase 3 studies, a New Drug Application is submitted to the FDA or foreign governmental regulatory authority for review and approval.

The failure to obtain requisite governmental approvals for our products under development in a timely manner or at all would delay or preclude us and our licensees from marketing our products or limit the commercial use of our products, which could adversely affect our business, financial condition and results of operations.

Because we intend that our products will be sold and marketed outside the U.S., we and/or our licensees will be subject to foreign regulatory requirements governing the conduct of clinical trials, product licensing, pricing and reimbursements. These requirements vary widely from country to country. The failure to meet each foreign country's requirements could delay the introduction of our proposed products in the respective foreign country and limit our revenues from sales of our proposed products in foreign markets.

Successful commercialization of our products may depend on the availability of reimbursement to the consumer from third-party healthcare payers, such as government and private insurance plans. Even if one or more products is successfully brought to market, reimbursement to consumers may not be available or sufficient to allow the realization of an appropriate return on our investment in product development or to sell our products on a competitive basis. In addition, in certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to governmental controls. In the U.S., federal and state agencies have proposed similar governmental control and the U.S. Congress has recently considered legislative and regulatory reforms that may affect companies engaged in the healthcare industry. Pricing constraints on our products in foreign markets and possibly in the U.S. could adversely affect our business and limit our revenues.

RISKS RELATED TO OWNING OUR COMMON STOCK

We do not expect to pay dividends on our common stock in the foreseeable future.

Although our shareholders may receive dividends if, as and when declared by our board of directors, we do not intend to declare dividends on our Common Stock in the foreseeable future. Therefore, you should not purchase our Common Stock if you need immediate or future income by way of dividends from your investment.

We may issue additional shares of our capital stock that could dilute the value of your shares of common stock.

We are authorized to issue 130,000,000 shares of our capital stock, consisting of 120,000,000 shares of our Common Stock and 10,000,000 shares of our preferred stock of which 1,000,000 are designated as Series A Junior Participating Preferred Stock, 800 are designated as Series B 8% Cumulative Convertible Preferred Stock and 600 are designated as Series C 6% Cumulative Convertible Preferred Stock. As of December 12, 2007, 82,926,867 shares of our Common Stock were issued and outstanding and 17,167,142 shares of our Common Stock were issuable upon the exercise or conversion of outstanding options, warrants, or other convertible securities. As of December 12, 2007, there were no shares of Series A, Series B or Series C Preferred Stock outstanding. In light of our possible future need for additional financing, we may issue authorized and unissued shares of Common Stock at below current market prices or additional convertible securities that could dilute the earnings per share and book value of your shares of our Common Stock.

In addition to provisions providing for proportionate adjustments in the event of stock splits, stock dividends, reverse stock splits and similar events, certain warrants provide (with certain exceptions) for an adjustment of the exercise price if we issue shares of Common Stock at prices lower than the then exercise or conversion price or the then prevailing market price. This means that if we need to raise equity financing at a time when the market price for our Common Stock is lower than the exercise or conversion price, or if we need to provide a new equity investor with a discount from the then prevailing market price, then the exercise price will be reduced and the dilution to shareholders increased.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of Common Stock offered by this prospectus. All proceeds from the sale of the shares covered by this prospectus will be for the account of the selling shareholder named herein. See “Selling Shareholder” and “Plan of Distribution.”

PRIVATE PLACEMENT AGREEMENTS

This prospectus relates to the resale, from time to time, of up to 350,000 shares of Common Stock of NexMed, Inc., a Nevada corporation, all of which are being offered by the selling shareholder named in this prospectus. The 350,000 shares consist of shares of Common Stock issuable upon the exercise of warrants issued pursuant to a Purchase Agreement dated October 26, 2007.

On October 26, 2007, we entered into a Purchase Agreement with Twin Rivers Associates LLC. Pursuant to the agreement, we issued to Twin Rivers an 8% Senior Secured Note in the amount of $3 million and a five-year immediately exercisable warrant to purchase 350,000 shares of our Common Stock, at an exercise price of $1.52 per share, which is equal to 103% of the closing price of our Common Stock on the day immediately prior to October 26, 2007. Pursuant to the warrant, if we do not prepay in full the principal amount of the Senior Secured Note by October 26, 2008, then Twin Rivers will be able to purchase an additional 100,000 shares of the Common Stock at the same exercise price of $1.52 per share. The aggregate purchase price for the Senior Secured Note and warrant was $3 million. The agreement also granted to Twin Rivers a security interest in the two East Windsor, New Jersey properties owned by us.

The Senior Secured Note provides that principal and unpaid interest are due on June 30, 2009. The Senior Secured Note also provides for interest at a rate of 8.0% per annum from October 26, 2007 payable (i) quarterly, commencing on January 1, 2008, (ii) on June 30, 2009, and (iii) on the payment or prepayment of any principal owing under the Senior Secured Note. We may prepay the note at any time upon no less than 5 and no more than 20 days’ prior written notice to the holder of the Senior Secured Note, without penalty. The Company used a portion of the proceeds from this transaction to repay all of its obligations under a Securities Purchase Agreement between the Company and Metronome LPC 1, Inc., dated November 30, 2006.

SELLING SHAREHOLDER

This prospectus covers only the resale of shares of our Common Stock by a selling shareholder. The number of shares of Common Stock that may be actually sold by the selling shareholder will be determined by such selling shareholder.

The following table sets forth: (1) the name of the selling shareholder, (2) the number (as reported by the selling shareholder to the Company) and percentage of shares of our Common Stock beneficially owned by the selling shareholder, including shares purchasable upon exercise of warrants, (3) the maximum number of shares of Common Stock which the selling shareholder can sell pursuant to this prospectus and (4) the number (as reported by the selling shareholder to the Company) and percentage of shares of Common Stock that the selling shareholder would own if it sold all its shares registered by this prospectus. The selling shareholder will receive all of the net proceeds from the sale of its shares of Common Stock offered by this prospectus.

Because the selling shareholder may sell all or part of its shares of Common Stock pursuant to this prospectus and this offering is not being underwritten on a firm commitment basis, we cannot accurately estimate the number and percentage of shares of Common Stock that the selling shareholder will hold in the aggregate at the end of the offering covered by this prospectus.

Name of Selling Shareholder (1)	# of Shares of Common Stock Owned before this Offering (2)	Percentage of Class owned by the Selling Shareholder before this Offering (3)	Number of Shares of Common Stock being registered by this Prospectus	Number of Shares of Common Stock to be Owned after this Offering (4)	Percentage of Class to be owned by the Selling Shareholder after this Offering (5)
Twin Rivers Associates LLC	350,000	*	350,000	0	*
Totals	350,000	*	350,000	0	*

* less than 1%

(1)
Neither the selling shareholder, nor any of its officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.

(2)	Consists of shares of Common Stock issuable upon the exercise of a warrant issued pursuant to a Purchase Agreement dated as of October 26, 2007.

(3)
This percentage is calculated using as the numerator, the number of shares of Common Stock included in the prior column and as the denominator, 82,926,867 shares of Common Stock outstanding as of December 12, 2007 plus the number of shares issuable upon the exercise of a warrant held by the selling shareholder that are included in the prior column.

(4)	Assumes the sale of all of the shares of Common Stock being registered by this prospectus.

(5)
This percentage is calculated using as the numerator, the number of shares of Common Stock included in the prior column and as the denominator, 82,926,867 shares of Common Stock outstanding as of December 12, 2007 plus the number of shares of Common Stock issuable upon the exercise of a warrant held by the selling shareholder, assuming the sale by the selling shareholder of all of its shares covered by this prospectus.

PLAN OF DISTRIBUTION

We are registering the shares of Common Stock on behalf of the selling shareholder. Sales of shares may be made by the selling shareholder, including its respective donees, transferees, pledgees or other successors-in-interest directly to purchasers or to or through underwriters, broker-dealers or through agents. Sales may be made from time to time on the Nasdaq Capital Market, any other exchange upon which our shares may trade in the future, in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to market prices, or at negotiated or fixed prices. The shares may be sold by one or more of, or a combination of, the following:

-
a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction (including crosses in which the same broker acts as agent for both sides of the transaction);

-	purchases by a broker-dealer as principal and resale by such broker-dealer, including resales for its account, pursuant to this prospectus;

-	ordinary brokerage transactions and transactions in which the broker solicits purchases;

-	through options, swaps or derivatives;

-	in privately negotiated transactions;

-	in making short sales entered into after the date of this prospectus or in transactions to cover such short sales; and

-	put or call option transactions relating to the shares.

The selling shareholder may effect these transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholder and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling shareholder has advised us that it has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of its securities.

The selling shareholder may enter into hedging transactions with broker-dealers or other financial institutions. In connection with those transactions, the broker-dealers or other financial institutions may engage in short sales of the shares or of securities convertible into or exchangeable for the shares in the course of hedging positions they assume with the selling shareholder. The selling shareholder may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery of shares offered by this prospectus to those broker-dealers or other financial institutions. The broker-dealer or other financial institution may then resell the shares pursuant to this prospectus (as amended or supplemented, if required by applicable law, to reflect those transactions).

The selling shareholder and any broker-dealers that act in connection with the sale of shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, and any commissions received by broker-dealers or any profit on the resale of the shares sold by them while acting as principals may be deemed to be underwriting discounts or commissions under the Securities Act. The selling shareholder may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify the selling shareholder and the selling shareholder has agreed to indemnify us against some liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

The selling shareholder will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholder that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to its sales in the market.

The selling shareholder also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided it meets the criteria and conform to the requirements of Rule 144.

Upon being notified by the selling shareholder that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required pursuant to Rule 424(b) under the Securities Act, disclosing:

-	the name of the selling shareholder and of the participating broker-dealer(s);

-	the number of shares involved;

-	the initial price at which the shares were sold;

-	the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable;

-	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

-	other facts material to the transactions.

In addition, if required under applicable law or the rules or regulations of the Commission, we will file a supplement to this prospectus when the selling shareholder notifies us that a donee or pledgee intends to sell more than 500 shares of Common Stock.

We are paying all expenses and fees in connection with the registration of the shares. The selling shareholder will bear all brokerage or underwriting discounts or commissions paid to broker-dealers in connection with the sale of the shares.

Wells Fargo Bank, N.A., located at P.O. Box 64854, South St. Paul, MN 55164-0854, is the transfer agent and registrar for our Common Stock.

LEGAL MATTERS

Certain legal matters with respect to the validity of the issuance of the shares of Common Stock offered by this prospectus have been passed upon on behalf of the Company by Brownstein Hyatt Farber Schreck, P.C., Las Vegas, Nevada.
EXPERTS

The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2006 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern as described in Note 1 to the financial statements) of Amper, Politziner & Mattia, PC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements for the year ended December 31, 2005 (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern as described in Note 1 to the financial statements) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2006 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

NEXMED, INC.

350,000 SHARES

COMMON STOCK

PROSPECTUS

January 8, 2008